Exhibit (a)(1)(B)

DRAFT E-MAIL TO ALL ELIGIBLE HOLDERS

To:	[E-MAIL ADDRESS]

From:	corp.409AQuestions@disney.com

Date:	April 9, 2007

Subject:	Immediate Action Required: Urgent Information Regarding Your Unexercised Stock Options

This e-mail contains important information about your unexercised stock options and a program we have established that should eliminate extra tax liability with respect to your unexercised options.

We have scheduled question and answer sessions to discuss this program on Thursday, April 12, 2007, in the main theater at the following times (Pacific Time):

10:30-11:30 a.m.

1:00-2:00 p.m.

2:30-3:30 p.m.

If, after reviewing the information in this e-mail and the materials referred to below you have questions about the program, please come to whichever of these sessions is convenient for you.

*              *              *

As you may know, the Audit Committee of our Board of Directors recently completed a review of the stock options granted to Pixar employees prior to the date of the acquisition of Pixar by Disney.  Based on that review, we have determined that an incorrect date was used to set the original exercise price of some stock options that you received and that the original exercise price, and therefore the exercise price as adjusted in the acquisition, would have been higher if the correct date had been used.  These options are therefore considered “discounted options.”

Discounted options that vested after December 31, 2004 are subject to adverse tax consequences under Section 409A of the Internal Revenue Code, including taxation when options vest (in addition to taxation when they are exercised) and a tax of 20% in addition to your normal rate, plus interest.  Corresponding provisions of some states’ tax laws, including California’s, also impose adverse tax consequences on discounted options, including taxation upon vesting, an additional 20% tax and interest.  We refer to these additional federal and state taxes collectively as “Section 409A taxes.”

Our records indicate that some of your stock options will be subject to Section 409A taxes. These options are listed in the election form referred to below.

To help you eliminate Section 409A taxes, Disney is offering to amend your discounted options to increase the exercise price to the price (as adjusted in connection with the Pixar acquisition) on the correct option grant date as determined by us.  Disney will then make a cash payment to you to compensate for the difference between the new exercise price and the original exercise price (as adjusted in connection with the Pixar acquisition).  Cash payments will be paid on or promptly following January 4, 2008, and will be subject to normal tax withholdings.  The remaining terms and conditions of your stock options will remain unchanged.

Changing the exercise price on your discounted options requires a “Tender Offer” to you from Disney.  The document containing the terms and conditions of the Tender Offer is the “Offer to Amend the Exercise Price of Certain Options.” Instructions for accessing or obtaining a copy of that document are provided below.  The Tender Offer is governed by strict rules imposed by the Securities and Exchange Commission, and we must comply with those rules.  As a result, the Offer to Amend the Exercise Price of Certain Options is long; however, we encourage you to familiarize yourself with its entire contents as it contains helpful information that you should consider in deciding whether to participate in the offer.

Participation in the offer is completely voluntary.  However, if you do not participate in the offer, you will be responsible for the Section 409A taxes on your discounted options and we will not reimburse you.  You will also not be entitled to the cash payment.  Action is required to participate.

It is extremely important that you carefully review the Offer to Amend the Exercise Price of Certain Options as it contains the information that you need in order to decide whether or not to participate in this offer.  You may obtain a copy of it as follows:

1.                                       Log on to the offer website at http://tenderoffer.pixar.com using your LDAP login and password for entry into the site.  You will be redirected to the welcome page of the offer website.  If the site does not recognize you, you should e-mail corp.409AQuestions@disney.com and include your telephone number, and we will call you.  You may also call Yvonne Brazil at (510) 922-3742.

2.                                       Click on the OFFER TO AMEND THE EXERCISE PRICE OF CERTAIN OPTIONS link.  You will be redirected to the first page of the Offer to Amend the Exercise Price of Certain Options.  You may use the navigation buttons to navigate through the Offer to Amend the Exercise Price of Certain Options.

To obtain a paper copy of the Offer to Amend the Exercise Price of Certain Options, please e-mail corp.409AQuestions@disney.com and include your telephone number, and we will call you.  You may also call Yvonne Brazil at (510) 922-3742.

After reviewing the Offer to Amend the Exercise Price of Certain Options, if you wish to participate in the offer, you will need to do the following:

1.                                       You must be logged on to the offer website (as described in 1 above).  Navigate to the welcome page of the offer website.  You must then click on the MAKE OR CHANGE AN ELECTION link to proceed with your election.  You will be redirected to the first page of the election form.  You will need to check the appropriate boxes next to each of your eligible options to indicate whether you elect to accept this offer to amend such options in accordance with the terms of this offer.

You may obtain instructions to the election form by clicking on the INSTRUCTIONS TO ELECTION FORM link from either the welcome page or the Make or Change an Election page.

2.                                       After completing the election form, you will be allowed to review the elections you have made with respect to your eligible options.  If you are satisfied with your elections, you will proceed to the Agreement to Terms of Election page.  Only after you agree to the Agreement to the Terms of Election by clicking the I AGREE button will you be directed to the Election Confirmation Statement page.

3.                                       Please print and keep a copy of the Election Confirmation Statement for your records.  You will then be deemed to have completed the election process.  Note that our receipt of your election form and delivery of the Election Confirmation Statement is not by itself an acceptance of your election to amend.  We will be deemed to have accepted valid elections only when we give notice of our acceptance of election.

If you are not able to submit your election form electronically via the offer website as a result of technical problems, such as the website being unavailable or the website not accepting your election, or if you do not otherwise have access to the offer website for any reason (including lack of internet services), you must complete and sign a paper election form and submit it to Disney by fax to Yvonne Brazil at (510) 922-3540.  To obtain a paper election form, please e-mail corp.409AQuestions@disney.com and include your telephone number, and we will send it to you.  You may also call Yvonne Brazil at (510) 922-3742.

Election forms must be received by Disney no later than 5:00 p.m., Pacific Time, on Friday, May 4, 2007, unless extended by us.

We strongly recommend that you consult with your financial, legal and/or tax advisors regarding the federal, state and local tax consequences to you of participating or not participating in the offer.

If you have any questions, please e-mail corp.409AQuestions@disney.com and include your telephone number, and we will call you.  You may also call Yvonne Brazil at (510) 922-3742.

KEY DATES TO REMEMBER

The commencement date of the offer is Monday, April 9, 2007.

Question and answer sessions will be held on Thursday, April 12, 2007, at 10:30-11:30 a.m., 1:00-2:00 p.m., and 2:30-3:30 p.m., Pacific Time, in the main theater.

The offer expires at 5:00 p.m. Pacific Time on Friday, May 4, 2007 (unless we extend it).

The eligible options for which you have elected to accept this offer will be amended on the amendment date and time (following the expiration of the offer), which is expected to be Friday, May 4, 2007 (unless we extend the offer).

The cash payment will be made on or promptly following January 4, 2008.